UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

PAA Natural Gas Storage, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

693139107

(CUSIP Number)

Richard McGee

Executive Vice President, General Counsel and Secretary

Plains All American GP LLC

333 Clay Street, Suite 1600

Houston, Texas 77002

(713) 646-4100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D/A

CUSIP No. 693139107

1	Name of Reporting Person Plains All American Pipeline, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds OO (please see Item 3 below)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 53,589,877 Common Units(1)

	8	Shared Voting Power 0 Common Units

	9	Sole Dispositive Power 53,589,877 Common Units(1)

	10	Shared Dispositive Power 0 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,589,877 Common Units(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 100% of Common Units

14	Type of Reporting Person PN

(1) Includes 11,934,351 Series A Subordinated Units and 13,500,000 Series B Subordinated Units, each representing limited partner interests in the Issuer. The Series A Subordinated Units may be converted into Common Units on a one-for-one basis upon termination of the subordination period under certain circumstances, as set forth in the Second Amended and Restated Agreement of Limited Partnership of PAA Natural Gas Storage, L.P., as amended (the “Partnership Agreement”). The Series B Subordinated Units may be converted into Series A Subordinated Units on a one-for-one basis upon the satisfaction of certain operational and financial conditions or, if the subordination period has ended at the time the various operation and financial conditions are satisfied, into Common Units on a one-for-one basis, as set forth in the Partnership Agreement; provided, however, that any Series B Subordinated Units that remain outstanding as of December 31, 2018 will be automatically cancelled.

SCHEDULE 13D/A

CUSIP No. 693139107

1	Name of Reporting Person PAA GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds OO (please see Item 3 below)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 53,589,877 Common Units(1)

	8	Shared Voting Power 0 Common Units

	9	Sole Dispositive Power 53,589,877 Common Units(1)

	10	Shared Dispositive Power 0 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,589,877 Common Units(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 100% of Common Units

14	Type of Reporting Person OO

(1) Includes 11,934,351 Series A Subordinated Units and 13,500,000 Series B Subordinated Units, each representing limited partner interests in the Issuer. The Series A Subordinated Units may be converted into Common Units on a one-for-one basis upon termination of the subordination period under certain circumstances, as set forth in the Partnership Agreement. The Series B Subordinated Units may be converted into Series A Subordinated Units on a one-for-one basis upon the satisfaction of certain operational and financial conditions or, if the subordination period has ended at the time the various operation and financial conditions are satisfied, into Common Units on a one-for-one basis, as set forth in the Partnership Agreement; provided, however, that any Series B Subordinated Units that remain outstanding as of December 31, 2018 will be automatically cancelled.

SCHEDULE 13D/A

CUSIP No. 693139107

1	Name of Reporting Person Plains AAP, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds OO (please see Item 3 below)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 53,589,877 Common Units(1)

	8	Shared Voting Power 0 Common Units

	9	Sole Dispositive Power 53,589,877 Common Units(1)

	10	Shared Dispositive Power 0 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,589,877 Common Units(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 100% of Common Units

14	Type of Reporting Person PN

(1) Includes 11,934,351 Series A Subordinated Units and 13,500,000 Series B Subordinated Units, each representing limited partner interests in the Issuer. The Series A Subordinated Units may be converted into Common Units on a one-for-one basis upon termination of the subordination period under certain circumstances, as set forth in the Partnership Agreement. The Series B Subordinated Units may be converted into Series A Subordinated Units on a one-for-one basis upon the satisfaction of certain operational and financial conditions or, if the subordination period has ended at the time the various operation and financial conditions are satisfied, into Common Units on a one-for-one basis, as set forth in the Partnership Agreement; provided, however, that any Series B Subordinated Units that remain outstanding as of December 31, 2018 will be automatically cancelled.

SCHEDULE 13D/A

CUSIP No. 693139107

1	Name of Reporting Person Plains All American GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds OO (please see Item 3 below)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 53,589,877 Common Units(1)

	8	Shared Voting Power 0 Common Units

	9	Sole Dispositive Power 53,589,877 Common Units(1)

	10	Shared Dispositive Power 0 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,589,877 Common Units(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 100% of Common Units

14	Type of Reporting Person OO

(1) Includes 11,934,351 Series A Subordinated Units and 13,500,000 Series B Subordinated Units, each representing limited partner interests in the Issuer. The Series A Subordinated Units may be converted into Common Units on a one-for-one basis upon termination of the subordination period under certain circumstances, as set forth in the Partnership Agreement. The Series B Subordinated Units may be converted into Series A Subordinated Units on a one-for-one basis upon the satisfaction of certain operational and financial conditions or, if the subordination period has ended at the time the various operation and financial conditions are satisfied, into Common Units on a one-for-one basis, as set forth in the Partnership Agreement; provided, however, that any Series B Subordinated Units that remain outstanding as of December 31, 2018 will be automatically cancelled.

CUSIP No. 693139107

1	Name of Reporting Person Plains GP Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds OO (please see Item 3 below)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 53,589,877 Common Units(1)

	8	Shared Voting Power 0 Common Units

	9	Sole Dispositive Power 53,589,877 Common Units(1)

	10	Shared Dispositive Power 0 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,589,877 Common Units(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 100% of Common Units

14	Type of Reporting Person OO

(1) Includes 11,934,351 Series A Subordinated Units and 13,500,000 Series B Subordinated Units, each representing limited partner interests in the Issuer. The Series A Subordinated Units may be converted into Common Units on a one-for-one basis upon termination of the subordination period under certain circumstances, as set forth in the Partnership Agreement. The Series B Subordinated Units may be converted into Series A Subordinated Units on a one-for-one basis upon the satisfaction of certain operational and financial conditions or, if the subordination period has ended at the time the various operation and financial conditions are satisfied, into Common Units on a one-for-one basis, as set forth in the Partnership Agreement; provided, however, that any Series B Subordinated Units that remain outstanding as of December 31, 2018 will be automatically cancelled.

CUSIP No. 693139107

1	Name of Reporting Person PAA GP Holdings LLC

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds OO (please see Item 3 below)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 53,589,877 Common Units(1)

	8	Shared Voting Power 0 Common Units

	9	Sole Dispositive Power 53,589,877 Common Units(1)

	10	Shared Dispositive Power 0 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,589,877 Common Units(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 100% of Common Units

14	Type of Reporting Person OO

(1) Includes 11,934,351 Series A Subordinated Units and 13,500,000 Series B Subordinated Units, each representing limited partner interests in the Issuer. The Series A Subordinated Units may be converted into Common Units on a one-for-one basis upon termination of the subordination period under certain circumstances, as set forth in the Partnership Agreement. The Series B Subordinated Units may be converted into Series A Subordinated Units on a one-for-one basis upon the satisfaction of certain operational and financial conditions or, if the subordination period has ended at the time the various operation and financial conditions are satisfied, into Common Units on a one-for-one basis, as set forth in the Partnership Agreement; provided, however, that any Series B Subordinated Units that remain outstanding as of December 31, 2018 will be automatically cancelled.

Item 1.	Security and Issuer

This Amendment No. 3 to Schedule 13D (this “Amendment”) relates to the common units representing limited partner interests (the “Common Units”) and subordinated units representing limited partner interests (the “Subordinated Units”) of PAA Natural Gas Storage, L.P., a Delaware limited partnership (the “Issuer”), which has its principal executive offices at 333 Clay Street, Suite 1500, Houston, Texas 77002, and amends the Schedule 13D filed with the Securities and Exchange SEC (the “SEC”) on February 18, 2011, as amended on August 28, 2013 and as further amended on October 24, 2013, by Plains All American Pipeline, L.P., a Delaware limited partnership (“PAA”), PAA GP LLC, a Delaware limited liability company (“General Partner”), Plains AAP, L.P., a Delaware limited partnership (“AAP”), Plains All American GP LLC (“GP LLC”), Plains GP Holdings, L.P. (“GP Holdings”) and PAA GP Holdings LLC (“PAA GP Holdings” and, collectively with PAA, General Partner, AAP, GP LLC and GP Holdings, the “Reporting Persons”) (the “Original Schedule 13D”). This is the final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Persons.

Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Original Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended as follows.  The list of Listed Persons set forth on Schedule 1 is hereby amended such that the number next to the heading “Amount Beneficially Owned” under each Listed Person’s name is zero (0), indicating that, following consummation of, and as a result of, the Merger, no Listed Person is the beneficial owner of Common Units.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended to add the following paragraph:

Pursuant to the Merger Agreement (as defined below), the funding for the Merger described in Item 4 of this Amendment (which Item 4 is incorporated herein by reference) will consist entirely of newly issued common units of PAA as described in Item 4.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following paragraphs:

On December 31, 2013, PAA Acquisition Company LLC, a Delaware limited liability company and wholly-owned subsidiary of PAA (“MergerCo”), merged with and into the Issuer (the “Merger”), with the Issuer surviving the merger as a wholly-owned subsidiary of PAA, pursuant to that certain Agreement and Plan of Merger dated as of October 21, 2013, by and among PAA, MergerCo, the Issuer and PNGS GP LLC, a Delaware limited liability company and the general partner of the Issuer (as amended, the “Merger Agreement”). Under the terms of the Merger Agreement, all outstanding Common Units, other than those owned by PAA, were cancelled and converted into the right to receive 0.445 common units of PAA per Common Unit, plus cash in lieu of any fractional common units of PAA otherwise issuable in the Merger.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which was filed as Exhibit 2.1 to Amendment No. 2 to the Original Schedule 13D on October 24, 2013, and is incorporated herein by reference into this Item 4.

Other than as described above, none of the Reporting Persons has any plan or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended to add the following paragraph:

As a result of the Merger as described in Item 4 (which Item 4 is incorporated herein by reference), neither the Reporting Persons nor the Listed Persons own any publicly-traded Common Units of the Issuer. Therefore, the Reporting Persons and the Listed Persons ceased to be the beneficial owners of more than 5% of publicly-traded Common Units of the Issuer.  Consequently, this Amendment constitutes an exit filing for the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 2, 2014

PLAINS ALL AMERICAN PIPELINE, L.P.

	By:	PAA GP LLC, its general partner

	By:	Plains AAP, L.P., its sole member

	By:	Plains All American GP LLC, its general partner

	By:	/s/ Richard McGee
	Name:	Richard McGee
	Title:	Executive Vice President, General Counsel and
Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 2, 2014

PAA GP LLC

	By:	Plains AAP, L.P., its sole member

	By:	Plains All American GP LLC, its general partner

	By:	/s/ Richard McGee
	Name:	Richard McGee
	Title:	Executive Vice President, General Counsel and
Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 2, 2014

PLAINS AAP, L.P.

	By:	Plains All American GP LLC, its general partner

	By:	/s/ Richard McGee
	Name:	Richard McGee
	Title:	Executive Vice President, General Counsel and
Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 2, 2014

PLAINS ALL AMERICAN GP LLC

	By:	/s/ Richard McGee
	Name:	Richard McGee
	Title:	Executive Vice President, General Counsel and
Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 2, 2014

PLAINS GP HOLDINGS, L.P.

	By:	PAA GP HOLDINGS LLC, its general partner

	By:	/s/ Richard McGee
	Name:	Richard McGee
	Title:	Executive Vice President, General Counsel and
Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 2, 2014

PAA GP HOLDINGS LLC

	By:	/s/ Richard McGee
	Name:	Richard McGee
	Title:	Executive Vice President, General Counsel and
Secretary